FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi showed a sustained overall survival benefit in 1st-line extensive-stage small cell lung cancer in the Phase III CASPIAN trial

29 May 2020 13:00 BST

Imfinzi showed a sustained overall survival benefit in 1st-line extensive-stage small cell lung cancer in the Phase III CASPIAN trial

ASCO data show more than 10% of patients on Imfinzi plus chemotherapy had not progressed and remained on treatment at two years vs. 2.9% on chemotherapy alone

Detailed results from an updated analysis of the Phase III CASPIAN trial showed AstraZeneca's Imfinzi (durvalumab) in combination with a choice of chemotherapies, etoposide plus either carboplatin or cisplatin, demonstrated a sustained, clinically meaningful overall survival (OS) benefit for adults with extensive-stage small cell lung cancer (ES-SCLC) treated in the 1st-line setting.

The CASPIAN trial met the primary endpoint of OS in June 2019, reducing the risk of death by 27% (based on a hazard ratio [HR] of 0.73; 95% confidence interval [CI] 0.59-0.91; p=0.0047) which formed the basis of the US FDA approval in March 2020.

After a median follow up of more than two years, the latest results for Imfinzi plus chemotherapy showed sustained efficacy, maintaining a 25% reduction in the risk of death versus chemotherapy alone (based on an HR of 0.75; 95% CI 0.62, 0.91; nominal p=0.0032). Updated median OS was 12.9 months versus 10.5 for chemotherapy. In a post-hoc analysis, an estimated 22.2% of patients treated with Imfinzi plus chemotherapy were alive at 24 months versus 14.4% for chemotherapy.

For Imfinzi plus chemotherapy, 11% of patients were alive and progression-free at 24 months versus 2.9% for chemotherapy alone (post-hoc). Imfinzi plus chemotherapy maintained a high confirmed objective response rate (ORR) (68% versus 58%) and in a post-hoc analysis, duration of response (DoR) for Imfinzi at 24 months was 13.5% versus 3.9% for chemotherapy. At 24 months, 12% of patients in the Imfinzi plus chemotherapy arm remained on Imfinzi treatment.

Luis Paz-Ares MD, Ph.D., Chair, Medical Oncology Department, Hospital Universitario Doce de Octubre, Madrid, Spain and principal investigator in the Phase III CASPIAN trial said: "These updated results from the CASPIAN trial show a remarkable 22% of patients still alive at 24 months, supporting the sustained benefits of treatment with Imfinzi plus chemotherapy. This is an effective 1st-line treatment in the extensive-stage setting, where improving outcomes has been a challenge and so few patients survive five years."

José Baselga, Executive Vice President, Oncology R&D, said: "After two years median follow-up, Imfinzi continues to show sustained and meaningful improvements in survival and prolonged treatment response for patients facing this devastating and aggressive disease. These data reinforce Imfinzi plus chemotherapy as an important new standard of care for extensive-stage small cell lung cancer patients, and this regimen offers patients convenient dosing every four weeks during maintenance. We look forward to bringing the benefits of Imfinzi to patients around the world."

The second experimental arm in the CASPIAN trial testing tremelimumab, an anti-CTLA4 monoclonal antibody, added to Imfinzi and chemotherapy showed a trend towards OS, but did not reach statistical significance compared to chemotherapy alone.

Summary of updated results:
Data cut-off date was 27 January 2020. Formal statistical analysis was completed at the time of the interim analysis per trial protocol. Therefore, no formal testing for statistical significance could be performed in this updated analysis.

	EPi + Imfinzi (n=268)	EPi (n=269)
OS (primary endpoint)
Number of deaths	210 (78.4%)	231 (85.9%)
Hazard ratio	0.75 (0.62, 0.91)
Nominal p-value	0.0032
Median in months (95% CI)	12.9(11.3, 14.7)	10.5(9.3, 11.2)
OS rate (24 months)ii,iii	22.2%	14.4%
PFS (secondary endpoint)
Number (%) of patients with event	234 (87.3%)	236 (87.7%)
Hazard ratio (95% CI)	0.80 (0.66, 0.96)
Median in months (95% CI)	5.1(4.7, 6.2)	5.4(4.8, 6.2)
PFS rate (6 months)	45.4%	45.8%
PFS rate (12 months)	17.9%	5.3%
PFS rate (24 months)iii	11.0%	2.9%
ORR (secondary endpoint)iv,v
Number (%) of patients with response	182 (67.9%)	156 (58.0%)
Odds ratio (95% CI)	1.53 (1.08, 2.18)
DoR at 24 monthsiii,iv	13.5%	3.9%
Ongoing Imfinzi, n (%)iii	32 (12%)	0
i.            Etoposide plus investigator choice of carboplatin or cisplatin chemotherapy.
ii.          OS rate is an estimated proportion of patients alive at 24 months.
iii.         Post-hoc analysis.
iv.         Confirmed responses according to investigator assessment per RECIST v1.1.
v.          Unconfirmed ORR was a prespecified secondary endpoint per protocol.

The safety and tolerability for Imfinzi plus chemotherapy was consistent with the known safety profile of these medicines. Results showed 62.3% of patients experienced a Grade 3 or 4 adverse event with Imfinzi plus chemotherapy (all causes) versus 62.8% with chemotherapy alone. The percentage of patients discontinuing treatment (all causes) was 10.2% for Imfinzi plus chemotherapy and 9.4% for chemotherapy alone.

Imfinzi in combination with etoposide and either carboplatin or cisplatin is currently under regulatory review for the treatment of ES-SCLC in the 1st-line setting in the EU and Japan.

Updated results from the CASPIAN trial were presented during the 2020 American Society of Clinical Oncology ASCO20 Virtual Scientific Program on 29 to 31 May 2020. Several presentations featured during the meeting will showcase AstraZeneca's leadership in lung cancer across early and late-stage disease and reinforce the Company's biomarker-driven approach.

Small cell lung cancer
Lung cancer is the leading cause of cancer death among both men and women and accounts for about one fifth of all cancer deaths.1 Lung cancer is broadly split into NSCLC and SCLC, with about 15% classified as SCLC.2 SCLC is a highly aggressive, fast-growing form of lung cancer that typically recurs and progresses rapidly despite initial response to chemotherapy.3,4 About two thirds of SCLC patients are diagnosed with extensive-stage disease, in which the cancer has spread widely through the lung or to other parts of the body.5 Prognosis is particularly poor, as only 6% of all SCLC patients will be alive five years after diagnosis.5

CASPIAN
CASPIAN was a randomised, open-label, multi-centre, global, Phase III trial in the 1st-line treatment of 805 patients with ES-SCLC. The trial compared Imfinzi in combination with etoposide and either carboplatin or cisplatin chemotherapy, or Imfinzi and chemotherapy with the addition of a second immunotherapy, tremelimumab, versus chemotherapy alone. In the experimental arms, patients were treated with four cycles of chemotherapy. In comparison, the control arm allowed up to six cycles of chemotherapy and optional prophylactic cranial irradiation. The trial was conducted in more than 200 centres across 23 countries, including the US, in Europe, South America, Asia and the Middle East. The primary endpoint was OS in each of the two experimental arms.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiation therapy in the US, Japan, China, across the EU and in many other countries, based on the Phase III PACIFIC trial. Imfinzi is approved for the 1st-line treatment of ES-SCLC in combination with chemotherapy in the US and Singapore. Imfinzi is also approved for previously treated patients with advanced bladder cancer in the US and a small number of other countries.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, cervical cancer and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer, head and neck cancer and liver cancer.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with the approved medicines Iressa (gefitinib) and Tagrisso and its ongoing Phase III trials LAURA, and FLAURA2.6-8 We are also committed to addressing tumour mechanisms of resistance through the ongoing Phase II trials SAVANNAH and ORCHARD which test Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines. Enhertu a HER2-directed antibody drug conjugate is in development for metastatic non-squamous HER2-overexpressing or HER2-mutated NSCLC including trials in combination with other anticancer treatments.

An extensive Immuno-Oncology development programme focuses on lung cancer patients without a targetable genetic mutation which represents up to three-quarters of all patients with lung cancer.9 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON and PEARL) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials MERMAID-1, AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy. Imfinzi is also in development in the Phase II trials NeoCOAST, COAST and HUDSON in combination with potential new medicines from the early-stage pipeline including Enhertu.

AstraZeneca's approach to Immuno-Oncology
Immuno-oncology (IO) is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. World Health Organization. International Agency for Research on Cancer. Available at http://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed May 2020.
2. LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed May 2020.
3. National Cancer Institute. NCI Dictionary - Small Cell Lung Cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/small-cell-lung-cancer. Accessed May 2020.
4. Kalemkerian GP, et al. Treatment Options for Relapsed Small-Cell Lung Cancer: What Progress Have We Made? Journal of Oncology Practice, 2018:14;369-370.
5. Cancer.Net. Lung Cancer - Small Cell. Available at https://www.cancer.net/cancer-types/33776/view-all. Accessed May 2020.
6. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
7. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
8. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
9. Pakkala, S, et al. Personalized therapy for lung cancer: striking a moving target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 May 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary